November 1, 2017

VIA EDGAR

Anu Dubey

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Dubey:

In a telephone conversation on October 24, 2017, you provided comments regarding the expense limitation agreement and annual shareholder report for the AmericaFirst Quantitative Funds (the “Registrant”). Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1. Please explain why legal expenses were removed from inclusion in the expense caps.

Response.  The expenses included or excluded from the cap are negotiated between the adviser and the Registrant, and it was mutually agreed to no longer include legal fees in the expense cap.

Comment 2. Please confirm that the fee table in the prospectus dated November 1, 2016 reflects the inclusion of legal fees as “other expenses”.

Response. The Registrant so confirms.

Comment 3. Please explain what is included in extraordinary expenses in the annual report.

Response. The extraordinary expenses shown in the annual report were non-recurring legal fees, which were always excluded from the expense cap.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Sincerely,

/s/Parker Bridgeport

Parker Bridgeport